NATUZZI S.P.A.

February 7, 2017

VIA EDGAR TRANSMISSION

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Natuzzi S.p.A.

Form 20-F for the Year Ended December 31, 2015

Filed May 23, 2016

File No. 1-11854

Dear Mr. Cash:

By letter dated January 17, 2017, the staff of the Securities and Exchange Commission (the “Commission”) provided certain additional comments to the annual report on Form 20-F filed on May 23, 2016 (the “2015 Form 20-F”) by Natuzzi S.p.A. (the “Company”). The Company is submitting via EDGAR responses to the comments of the Commission’s staff (the “Staff”).

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 15. Controls and Procedures, page 85

(a) Disclosure Controls and Procedures, page 85

1.          We reviewed your response to prior comment two. We note that the late filing of your

2015 Form 20-F resulted from a delay in completing the assessment of your internal control over financial reporting due to the implementation of a series of changes to enhance your internal control over financial reporting in 2015. Please address the following:

•	More fully explain to us the specific nature of the changes you made to enhance your internal control over financial reporting, tell us why changes were made, tell us the specific nature of the new controls that were implemented, and explain why the assessment of the new controls imposed burdens on your internal control department that were greater than you expected;
•	Due to the implementation of the series of changes to enhance your internal control over financial reporting in 2015, explain to us how and why you determined no additional disclosures were required to be provided under Item 15(d) of Form 20-F, which requires disclosure of changes in internal control over financial reporting that occurred during the period covered by the annual report; and
•	In your assessment of disclosure controls and procedures as of December 31, 2015, you indicate you considered your “excellent track record of making disclosures accurately and on a timely basis;” however, since assessments are conducted at an as of date, it does not appear to us that a history of timely filings provides a basis for you to conclude your disclosure controls and procedures were effective as of December 31, 2015. More fully explain to us how the fact that you did not timely file your Form 20-F was considered in your assessment that your disclosure controls and procedures were effective as of December 31, 2015.

Company Response:

In 2015, as part of its ongoing efforts to improve its internal control over financial reporting (“ICOFR”) and partly in response to recent guidance, pronouncements and interpretations on internal control measures, including published inspection results of the Public Company Accounting Oversight Board (“PCAOB”), the Company implemented certain refinements to further enhance its ICOFR. These included:

(i)	improving a series of management review controls that relate to the process of preparing financial statements and the related disclosures. For example, controls over the review of the calculations of the bad debt provision, the provision for inventory obsolescence, calculation of impairments on long-lived assets and controls over the budgeting process were enhanced by requiring additional documentation of the control attributes used by the control owner in executing the control. Specifically, the improvements included a more thorough description of (a) the level of precision and analysis threshold used by the control owner in executing the review controls and (b) the specific procedures that were undertaken by the control owner to test the data and reports used by control owners in the performance of their monitoring activities. Furthermore,
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the Company changed the threshold it used to review manual journal entries, resulting in a larger population to review;

(ii)	enhancing controls on certain routine transactions, including the review of standard costs for new products and of the performance of certain manual procedures related to discounting, product pricing and credit lines;

(iii)	the introduction of additional controls following the PCAOB’s issuance of (then) Auditing Standard 18 (Related Parties), now AS 2410, which went into effect for audits of fiscal years beginning on or after December 15, 2014, and which were designed to timely identify related parties and properly authorize and account for related party transactions and significant unusual transactions;

(iv)	the introduction of controls to monitor transactions related to the securitization agreement entered into in the second half of 2015, as described on page 8 of the 2015 Form 20-F. These new controls were designed to ensure: (a) that the receivables being sold were accurately accounted for, (b) compliance with the contractual threshold for the sale of such receivables, (c) the existence of proper levels of authorizations and (d) accurate accounting and disclosure of the transaction, consistent with US GAAP; and

(v)	a review of the impact to the Company’s ICOFR resulting from the “transformation plan” (as described on page 6 of the 2015 Form 20-F) and the related re-assignment of roles and responsibilities of personnel performing internal control functions.

The completion of the testing and evaluation of the results of the above activities, particularly with respect to (v), had a significant effect on the workload of the Company’s internal control function, resulting in delays to other ICOFR testing work.

While the Company had set aside additional time for the testing and evaluation of its ICOFR, the complexity of the above activities and the related time needed to evaluate the results therefrom, including discussions with the Audit Committee and the external auditors, increased

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the time that the Company needed to complete its assessment of ICOFR. Ultimately, the time needed to complete these activities was greater than the Company had expected.

Notwithstanding the implementation of the foregoing, the Company concluded that no additional disclosures were required under Item 15(d) of Form 20-F. The additional time it took the Company to document, test and then evaluate the operating effectiveness of controls, rather than the significance of changes in the Company’s ICOFR itself, directly impacted the Company’s ability to file its 2015 Form 20-F within the prescribed deadline.

The Company therefore believes that these changes were, neither individually nor in the aggregate, fundamental to its control processes and, therefore, did not materially affect its ICOFR or require additional disclosure.

Despite the delay in filing the 2015 20-F, the Company concluded that its disclosure controls and procedures were effective as of December 31, 2015. In its response letter to the Staff, dated December 22, 2016 (the “December Response Letter”), the Company noted its “excellent track record of making disclosures accurately and on a timely basis” not as the sole basis for its conclusion that its disclosure controls and procedures were effective as of the end of 2015, but as consistent with that conclusion. In arriving at its conclusion as to the effectiveness of its disclosure controls and procedures, the Company specifically noted the steps it takes to abide by internal deadlines it sets for the preparation of periodic reports; the adjustments it makes to such deadlines based on prior experience; and the open lines of communication it maintains with the Audit Committee and its external auditors designed to promote regular discussion and resolution of comments and questions on a timely basis. The Company also highlighted in its December Response Letter that, in assessing the effectiveness of its disclosure controls and procedures, it was guided by the principle that Rule 13a-15 “require[s] an issuer to maintain disclosure controls and procedures to provide reasonable assurance that the issuer is able to record, process, summarize and report the information required in the issuer’s Exchange Act reports.”[1] While the Company’s procedures did not, on this occasion, allow it to make a timely filing, the Company nevertheless believes its disclosure controls and procedures are reasonably designed to achieve that result.

The Company acknowledges that it and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

1 Certification of Disclosure, SEC Release Nos. 33-8124; 36-46427, August 29, 2002.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +39 080 882 0111.

[signature page follows]

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Sincerely,

/s/ Vittorio Notarpietro__________________

Vittorio Notarpietro

Chief Financial Officer

cc:        Pietro Fioruzzi

Cleary Gottlieb Steen & Hamilton LLP

David Gottlieb

Cleary Gottlieb Steen & Hamilton LLP

Natuzzi Response Letter – Signature Page